March 16, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS ANNUAL NET PROFIT OF $5 MILLION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce the audited financial results for the Company’s year ending December 31, 2010. The full version of the financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com. To view the Company’s Annual Report on Form 20-F which includes the Company’s audited financial statements for the year ended December 31, 2010, please click on the following link http://sec.gov/edgar.shtml.

"Great Panther continued to achieve record revenue and earnings from mining operations in the fourth quarter of 2010, up 40% and 60% respectively, over 2009," said Kaare Foy, Executive Chairman. "In addition, 2010 marks a significant milestone for the Company as we report our first year of net income."

2010 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

		Change from		Change from
	Fourth	Fourth	Full Year	Full Year
Highlights	Quarter 2010	Quarter 2009	2010	2009

Revenue	$13.8 million	Up 40%	$42.2 million	Up 33%
Earnings from mining operations (1)	$6.8 million	Up 60%	$18.7 million	Up 63%
Net income	$0.8 million	Dow n 25%	$5.0 million	Up 673%
Earnings per share - basic and diluted	$0.01	no change	$0.04	Up 500%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	385,022	Dow n 1%	1,534,958	Up 5%
Silver equivalent produced (2)	565,660	Dow n 9%	2,255,801	Up 2%
Silver payable ounces	369,940	Up 2%	1,428,758	Up 4%
Total cash cost per silver ounce (3)	$8.41	Up 75%	$7.43	Up 33%
Average revenue per silver ounce sold	$28.01	Up 59%	$21.26	Up 42%

  33% increase in mineral sales revenues to $42.2 million for the year ended December 31, 2010 from $31.7 million for 2009.

  40% increase in mineral sales revenues to $13.8 million for the three months ended December 31, 2010 from $9.9 million for the same period in 2009.

  63% increase in earnings from mining operations to $18.7 million for the year ended December 31, 2010 from $11.5 million for the same period in 2009.

  60% increase in earnings from mining operations to $6.8 million for the three months ended December 31, 2010 from $4.2 million for the same period in 2009.

  212% increase in cash flows from operations to $4.2 million for the year ended December 31, 2010 from $1.4 million in 2009.

  $5.8 million increase in net income to $5.0 million for the year ended December 31, 2010 from a net loss of $0.9 million for 2009.

  Record annual metal production of 2,255,802 silver equivalent ounces (“Ag eq oz”), up 2% from 2,202,456 Ag eq oz in 2009.

  Record silver production of 1,534,957 silver ounces, up 5% from 1,456,830 in 2009.

  Record metal recoveries of gold and silver at Guanajuato and silver, lead and zinc at Topia

  33% increase in cash cost per silver ounce, net of by-products, to US$7.43 in 2010 from US$5.58 in 2009. This increase in costs during 2010 was primarily due to lower than forecasted production, lower ore grades, higher smelting and refining charges and development costs at Guanajuato, and lower ore grades and higher mining costs at Topia.

  75% increase in cash cost per silver ounce, net of by-products, for the fourth quarter of 2010 to US$8.41 from US$4.80 for the fourth quarter of 2009 primarily due to lower than forecast production and ore grades, general inflation and higher power costs.

  Updated NI 43-101 compliant mineral resource/reserve estimate for the Los Pozos, Santa Margarita, and Cata Clavo at the Guanajuato Mine. The new Measured and Indicated mineral resource contains 5,455,650 silver equivalent ounces. Inferred mineral resources are estimated at 2,676,924 Ag eq oz. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent.

  A successful surface drilling program at the San Ignacio mine property in Guanajuato commenced during the third quarter of 2010 and is continuing throughout 2011. A $2.8 million budget has been approved for 2011 to drill approximately 24,000 metres and to prove up as many ounces as possible in the highly prospective San Ignacio area which has the potential to be a separate mine.

RECENT DEVELOPMENTS

  On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

  On February 16, 2011, Minera Mexicana El Rosario S.A. de C.V., Great Panther’s Mexican subsidiary, was awarded its first distinction as a “Socially Responsible Company” for the year 2010 by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual award is a milestone for the Company and has been awarded for its commitment to sustainable environmental, social and economic development.

  Issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased Measured and Indicated mineral resources to 7,440,000 silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and Inferred resources to 11,910,000 silver equivalent ounces, a 109.3% increase over the previous estimate.

  On March 8, 2011, the Company paid off $4.05 million in two outstanding 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

2011 OUTLOOK

Great Panther’s three-year strategy to accelerate production to 3.8 million Ag eq oz by 2012 is now commencing its second year. New equipment has been delivered to the mines, new production areas are being added, plant performance continues to excel, plant capacity is being increased, resources have been increased and reserves defined, and exploration drill programs have made significant new discoveries of high grade mineralization.

The combined production target for 2011 has been set at 2.87 million Ag eq oz, consisting of 1.94 million oz silver, 11,200 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc. Silver equivalents for 2011 have been established using prices of US$1,200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.

Production from Guanajuato is planned to increase steadily throughout 2011 as output from the Los Pozos and Santa Margarita areas reach full capacity, Cata production returns to previous levels, and new production is added from the Guanajuatito area. Plant throughput is estimated to be 200,000 tonnes at grades of 240g/t silver and 1.80g/t gold for metal production of 1.38 million oz silver and 10,400 oz gold, equivalent to 2.0 million Ag eq oz.

Output from Topia is estimated to increase as new mine production is added as a result of development on existing and new veins and plant capacity is increased. Plant throughput is estimated to be 40,000 tonnes with metal production of 0.56 million oz silver, 800 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc, equivalent to 0.87 million Ag eq oz.

No production from the new discoveries at the San Ignacio property is included in the 2011 target. However, as resources are estimated and mine plans are developed, it is anticipated that this project will positively impact the plans for 2012. Due to the proximity of San Ignacio to the Company’s main operations at Guanajuato, any ore extracted during the development phase can be trucked to the plant for processing.

Diamond drilling in 2010, from both surface and underground, totaled 30,730 metres at Guanajuato, San Ignacio and Topia. Due to the success of this program in delineating new resources and making new discoveries, the drilling budget for 2011 has been more than doubled to over 60,000 metres, including at least 24,000 metres at San Ignacio, and 30,000 metres from underground at Guanajuato. This compares favourably with the 65,000 metres of diamond drilling originally proposed for the Company’s overall three-year growth strategy.

Some highlights from the 2011 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	201,000	39,750	240,750
Silver ounces	1,376,000	562,700	1,938,700
Gold ounces	10,400	800	11,200
Lead tonnes	-	1,170	1,170
Zinc tonnes	-	1,430	1,430
Silver equivalent ounces	1,997,000	873,000	2,870,000
Silver head grades (grams/tonne)	240	490
Silver recoveries	88%	90%
Production costs per ounce	US$5.00 - US$6.00	US$10.00 - US$12.50	US$6.50 - US$8.00

Operations produced 1,534,957 silver ounces and sold 1,428,758 ounces at a cash operating cost of US$7.43 per oz of silver, net of by-product credits, for the year 2010. As production increases over the next two years, unit costs will generally reduce due to efficiencies and the positive influence from higher gold production. Ranges in production costs are shown to allow for costs such as power, fuel and materials which are outside of our control and rising faster than average inflation. In addition, other costs, such as a portion of the smelting and refining costs, vary according to metal prices.

Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Both operations have demonstrated the ability to achieve higher silver production at a competitive cost per ounce and with a higher profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

"Great Panther delivered strong financial results during 2010, setting several new records," said Robert Archer, President & CEO. "As we move into the second year of our three-year growth strategy, we expect to achieve a significant increase in production to 2.9 million silver equivalent ounces which will allow us to capitalize on the current strong precious metals prices.”

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver’s Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales and amortization and depletion.

(2)	Silver equivalent ounces in 2010 were established using prices of US$1,000/oz Au, US$16/oz Ag, US$0.80/lb Pb and US$0.80/lb Zn.

(3)

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian Dollars)

December 31, 2010 and 2009

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$13,967	$13,312
Restricted cash	151	-
Marketable securities	200	23
Amounts receivable	9,635	5,539
Income taxes recoverable	239	342
Inventories	2,615	1,438
Prepaid expenses, deposits and advances	1,240	1,585
	28,047	22,239

Mineral properties, plant and equipment	17,538	14,935

	$45,585	$37,174

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,724	$2,658
Current portion of capital lease obligations	369	801
Current portion of promissory notes	373	122
Current portion of convertible loan notes	3,792	-
Current portion of future income tax liability	-	506
Liabilities under derivative instruments	53	-
	9,311	4,087
Long-term liabilities:
Capital lease obligations	128	63
Promissory notes	77	118
Convertible loan notes	-	3,356
Asset retirement obligations	516	1,382
Future income tax liability	-	1,312
	10,032	10,318
Shareholders’ equity:
Share capital	83,470	75,910
Contributed surplus	9,470	10,268
Equity component of convertible loan notes	1,563	1,563
Accumulated other comprehensive loss	(3,058)	(23)
Deficit	(55,892)	(60,862)
	35,553	26,856
Nature of operations
Commitments and contingencies
Subsequent events

	$45,585	$37,174

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Mineral sales	$42,206	$31,732	$22,445
Cost of sales	(21,161)	(16,768)	(18,144)
Amortization and depletion of mineral properties, plant and equipment	(2,362)	(3,494)	(4,183)
	18,683	11,470	118

Expenses:
Amortization and depreciation	52	83	102
Accretion on asset retirement obligation	206	277	282
Mineral property exploration expenditures	7,110	1,582	6,328
General and administrative	5,858	5,803	5,965
Stock-based compensation	869	2,378	1,608
	14,095	10,123	14,285
	4,588	1,347	(14,167)

Income (expenses):
Interest income	116	59	241
Interest expense	(934)	(1,169)	(1,155)
Debt settlement expense	-	(51)	-
Foreign exchange gain (loss)	(373)	(383)	113
Gain (loss) on disposal of capital assets	(16)	(2)	31
Loss on derivative instruments	(148)	-	-
	(1,355)	(1,546)	(770)

Income (loss) before provision for income taxes	3,233	(199)	(14,937)

Recovery of (provision for) income taxes	1,737	(668)	1,176

Income (loss) for the year	4,970	(867)	(13,761)

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(3,025)	-	-
Unrealized gain (loss) on marketable securities	(10)	15	(43)

Comprehensive income (loss) for the year	$1,935	$(852)	$(13,804)

Earnings (loss) per share
Basic	$0.04	$(0.01)	$(0.17)
Diluted	$0.04	$(0.01)	$(0.17)

Weighted average number of common shares
Basic	114,422,226	90,210,438	81,321,733
Diluted	118,932,620	90,210,438	81,321,733

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Cash flows provided by (used in) operating activities:
Income (loss) for the year	$4,970	$(867)	$(13,761)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	2,414	3,577	4,285
Foreign exchange (gain) loss	51	(184)	135
Stock-based compensation	869	2,378	1,608
Shares issued for mineral exploration expenditures	-	-	191
Future income taxes	(1,853)	603	(1,045)
Interest accretion on convertible loan notes	436	628	623
Debt settlement expense	-	51	-
Accretion on asset retirement obligations	206	277	282
Write-down of inventory	-	-	241
Write-down of mineral properties	68	-	-
Loss on derivative instruments	53	-	-
Loss (gain) on disposal of capital assets	16	2	(31)
Other	-	(1)	25
	7,230	6,464	(7,447)
Changes in non-cash operating working capital:
Amounts receivable	(4,286)	(1,801)	2,278
Inventories	(1,086)	(471)	(358)
Prepaid expenses, deposits and advances	327	(1,090)	371
Accounts payable and accrued liabilities	1,926	(1,840)	1,960
Income taxes	104	89	(68)
Net cash provided by (used in) operating activities	4,215	1,351	(3,264)

Cash flows provided by (used in) investing activities:
Mineral properties, plant and equipment	(8,036)	(1,762)	(1,928)
Proceeds from disposal of capital assets	37	5	101
Restricted cash	(151)	-	-
Net cash used in investing activities	(8,150)	(1,757)	(1,827)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	-	-	(105)
Repayment of capital lease obligations	(938)	(364)	(181)
Repayment of promissory note	(292)	(10)	-
Proceeds from advances on share subscriptions	-	-	85
Proceeds from exercise of warrants	3,054	519	143
Proceeds from exercise of options	2,871	731	398
Issuance of shares for cash, net of issue costs	(32)	12,288	-
Net cash provided by financing activities	4,663	13,164	340
	728	12,758	(4,751)
Effect of exchange rate changes on cash and cash equivalents	(73)	(52)	(1)

Increase (decrease) in cash and cash equivalents	655	12,706	(4,752)

Cash and cash equivalents, beginning of year	13,312	606	5,358

Cash and cash equivalents, end of year	$13,967	$13,312	$606